UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Nos.:	002-09048
333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐              Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$25,000,000,000 global covered bond program (the “Program”) shelf registration statement on Form F-3 (File No. 333-188984).

On March 25, 2013, the Bank was accepted as a registered issuer and on July 22, 2013 the Program was registered as a registered program under Part I.1 of the National Housing Act (Canada) (the “NHA”) and the Canadian Registered Covered Bond Programs Guide (the “Guide”) by Canada Mortgage and Housing Corporation (“CMHC”) in accordance with their terms. The exhibits filed herewith are Exhibit 4.1, an amending agreement to the second amended and restated trust deed dated February 3, 2016 (the “Second A&R Trust Deed Amendment”), which amends the second amended and restated trust deed dated December 4, 2014, which superseded and replaced the amended and restated trust deed dated August 15, 2014 (the “Second A&R Trust Deed”) and Exhibit 4.2, an amending agreement to the guarantor agreement dated February 3, 2016 (“Guarantor Agreement Amendment”), which amends the guarantor agreement dated July 19, 2013 (the “Guarantor Agreement”). The Second A&R Trust Deed and the Guarantor Agreement were previously filed with the Commission.

The Second A&R Trust Deed has been revised by the Second A&R Trust Deed Amendment and the Guarantor Agreement has been revised by the Guarantor Agreement Amendment to provide for program updates.

Exhibit Number	Description of Exhibit
4.1	—	Amending Agreement to Second Amended and Restated Trust Deed, dated as of February 3, 2016, by and among the Bank, Guarantor LP and Computershare Trust Company of Canada.
4.2	—	Amending Agreement to Guarantor Agreement, dated as of February 3, 2016, by and among the Bank, Scotiabank Covered Bond GP Inc., Computershare Trust Company of Canada and 8429057 Canada Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA
	By:	/s/ Ian Berry
		Name:	Ian Berry
Date: February 9, 2016		Title:	Managing Director & Head, Funding
SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP
	By:	/s/ Christy Bunker
		Name:	Christy Bunker
		Title:	Vice President